Exhibit 99.1

Press Release

iKang Board of Directors Names Qing Liu as Independent Director

BEIJING, August 1, 2014 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market in terms of revenue in 2013, today announced that its Board of Directors has named Ms. Qing Liu as an independent director of the Company, effective July 31, 2014.

Ms. Liu was previously a managing director at Goldman Sachs, which in March 2013 made a US$95 million joint investment in the Company with GIC Special Investments Pte Ltd. Ms. Liu joined iKang’s board upon the investment as a director. She recently left Goldman Sachs to become the Chief Operating Officer of Didi Taxi, a transportation mobile app company.

Ms. Liu also previously served as a director of Shanghai La Chapelle Fashion Co. Ltd. and Inner Mongolia Fuyuan Farming Co. Ltd. She holds a bachelor’s degree from Peking University and a master’s degree from Harvard University, and is also a member of Harvard Graduate School of Arts and Science Alumni Association Council.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the appointment. “Ms. Liu brings extensive capital market experience to the table, along with a dedication to supporting entrepreneurs and enabling them to reach their full potential. With iKang starting a new chapter in its history as a listed company, a strong Board of Directors comprised of industry veterans and highly esteemed professionals is imperative to the long-term growth of the Company. With Ms. Liu’s recent change of role from a capital market investor to an entrepreneur in the fast-growing mobile app space, we are able to continue to leverage on her experience to drive growth as we continue to capitalize the enormous opportunities in the rapidly expanding private preventive healthcare service market.”

About iKang Healthcare Group Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 12.3% of market share in terms of revenue in 2013.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company delivered its services to approximately 2.7 million individuals across China.

As of June 30, 2014, iKang’s nationwide network consisted of 48 self-owned medical centers covering 15 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin and Changzhou, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 300 third-party service provider facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Jessie Xin

Director of Investor Relations

Tel: +86 10 5320 8568

Email: Jessie.Xin@iKang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com